UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File Number: 001-34738

Kingtone Wirelessinfo Solution Holding Ltd

(Translation of registrant’s name into English)

3rd Floor, Borough A, Block A. No.181, South Taibai Road

Xi’an, Shaanxi Province

People’s Republic of China 710065

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Kingtone Wirelessinfo Solution Holding Ltd

FORM 6-K

Kingtone Wirelessinfo Solution Holding Ltd is furnishing under the cover of Form 6-K the following:

Exhibit 99.1  Press release, dated January 18, 2012, by Kingtone Wirelessinfo Solution Holding Ltd announcing its audited financial results for the year ended September 30, 2012 and providing fiscal year 2013 revenue and net income guidance

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kingtone Wirelessinfo Solution Holding Ltd

By:	/s/ Li Wu
Name:	Li Wu
Title:	Chief Financial Officer

Date: January 18, 2013

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EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press release, dated January 18, 2013, by Kingtone Wirelessinfo Solution Holding Ltd announcing its audited financial results for the year ended September 30, 2012 and providing fiscal year 2013 revenue and net income guidance

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